Exhibit 99.1

Ballard Signs Follow-On Technology Solutions Agreement With Leading Global Automotive OEM

VANCOUVER, July 20, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has signed a follow-on Technology Solutions contract with an unnamed leading global automotive OEM. Under the contract Ballard will provide expertise in proton exchange membrane (PEM) fuel cell technology in order to advance the customer's membrane electrode assembly (MEA) development program related to future versions of its engine for fuel cell vehicles.

"This latest contract is indicative of the continued growth in interest we are seeing in fuel cell development programs," said Dr. Kevin Colbow, Ballard's Vice President – Technology and Product Development. "Ballard is uniquely positioned to help customers by means of compelling bundled technology solutions that leverage our expertise and industry-leading IP portfolio."

The mandate of Ballard's Technology Solutions group is to help customers solve difficult technical and business challenges in their PEM fuel cell programs. Ballard delivers this through customized, bundled technology solutions, including world-class, specialized engineering services, access to the Company's deep intellectual property (IP) portfolio and know-how, as well as the supply of technology components.

This follow-on contract involves Technology Solutions work that began with this customer in 2014, including technology transfer. MEAs are a key component of each PEM fuel cell and the MEA-related work in this customer program is being undertaken by Ballard engineers and test technicians in conjunction with the OEM's in-house fuel cell technical team. The program is expected to be completed later in 2016.

Fuel cells are comprised of an MEA and two flow-field plates. Each MEA consists of two electrodes (the anode and the cathode) with a very thin layer of catalyst bonded to either side of a proton exchange membrane (PEM). Hydrogen flows through channels in the flow-field plates to the anode, where the platinum catalyst promotes its separation into protons (hydrogen ions) and electrons. The free electrons produced at the anode are conducted in the form of a usable electric current through the external circuit. At the cathode, oxygen from the air, electrons from the external circuit and protons combine to form water and heat. To obtain the desired amount of electrical power, individual fuel cells are combined to form a fuel cell stack.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products and services. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:30e 20-JUL-16